UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

TDCX Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

87190U100**
(CUSIP Number)

August 11, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This is the CUSIP number is assigned to the American Depositary Shares (“ADS”) of TDCX Inc. Each ADS represents one Class A Ordinary Share, par value $0.0001 per share, of TDCX Inc.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	87190U100

1.	NAME OF REPORTING PERSONS

Indus Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,417,068

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,417,068

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,417,068

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No	87190U100

1.	NAME OF REPORTING PERSONS

Indus Select Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,158,977

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,158,977

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,158,977

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No	87190U100

1.	NAME OF REPORTING PERSONS

James Shannon

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,417,068

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,417,068

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,417,068

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

CUSIP No	87190U100

1.	NAME OF REPORTING PERSONS

Byron Gill

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,417,068

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,417,068

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,417,068

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

CUSIP No	87190U100

Item 1.	(a).	Name of Issuer:

TDCX Inc.

	(b).	Address of Issuer's Principal Executive Offices:

750D Chai Chee Road #06-01/06 ESR BizPark@Chai Chee Singapore 469004

Item 2.	(a).	Name of Person Filing:

Indus Capital Partners, LLC Indus Select Master Fund, Ltd. James Shannon Byron Gill

	(b).	Address of Principal Business Office, or if None, Residence:

Indus Capital Partners, LLC

888 Seventh Avenue, 26th Floor
New York, New York 10019
United States of America

Indus Select Master Fund, Ltd.

c/o Mourant Ozannes Corporate Services (Cayman) Limited
94 Solaris Avenue
Camana Bay
P.O. Box 1348
Grand Cayman KY1-1108
Cayman Islands

James Shannon

c/o Indus Capital Partners, LLC
888 Seventh Avenue, 26th Floor
New York, New York 10019
United States of America

Byron Gill

c/o Indus Capital Partners, LLC
888 Seventh Avenue, 26th Floor
New York, New York 10019
United States of America

(c).	Citizenship:

Indus Capital Partners, LLC – Delaware Indus Select Master Fund, Ltd. – Cayman Islands James Shannon – United States of America Byron Gill – United States of America

(d).	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share

(e).	CUSIP Number:

87190U100

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c).

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with s.240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with s.240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
(k)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Indus Capital Partners, LLC – 1,417,068 Indus Select Master Fund, Ltd. – 1,158,977 James Shannon – 1,417,068 Byron Gill – 1,417,068

	(b)	Percent of class:

Indus Capital Partners, LLC – 6.4% Indus Select Master Fund, Ltd. – 5.2% James Shannon – 6.4% Byron Gill – 6.4%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
Indus Capital Partners, LLC – 0 Indus Select Master Fund, Ltd. – 0 James Shannon – 0 Byron Gill – 0

(ii) Shared power to vote or to direct the vote
Indus Capital Partners, LLC – 1,417,068 Indus Select Master Fund, Ltd. – 1,158,977 James Shannon – 1,417,068 Byron Gill – 1,417,068

(iii) Sole power to dispose or to direct the disposition of

Indus Capital Partners, LLC – 0 Indus Select Master Fund, Ltd. – 0 James Shannon – 0 Byron Gill – 0

(iv)	Shared power to dispose or to direct the disposition of
Indus Capital Partners, LLC – 1,417,068 Indus Select Master Fund, Ltd. – 1,158,977 James Shannon – 1,417,068 Byron Gill – 1,417,068

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the securities reported in this Schedule 13G are directly owned by advisory clients of Indus Capital Partners, LLC. None of those advisory clients, other than Indus Select Master Fund, Ltd., may be deemed to beneficially own more than 5% of the Class A Ordinary Shares, par value $0.0001 per share.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2022
(Date)

INDUS CAPITAL PARTNERS, LLC*

By:	/s/ Laura T. Ferchak
Name: Laura T. Ferchak
Title: Chief Compliance Officer

INDUS SELECT MASTER FUND, LTD.*

By:	/s/ James Shannon
Name: James Shannon
Title: Director

JAMES SHANNON*

By:	/s/ James Shannon

BYRON GILL*

By:	/s/ Byron Gill

* This Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Act, or for any other purpose.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated August 12, 2022 relating to the Class A Ordinary Shares, par value $0.0001 per share, of TDCX Inc. shall be filed on behalf of the undersigned.

INDUS CAPITAL PARTNERS, LLC

By:	/s/ Laura T. Ferchak
Name: Laura T. Ferchak
Title: Chief Compliance Officer

INDUS SELECT MASTER FUND, LTD.

By:	/s/ James Shannon
Name: James Shannon
Title: Director

JAMES SHANNON

By:	/s/ James Shannon

BYRON GILL

By:	/s/ Byron Gill

Exhibit B

Indus Capital Partners, LLC is the relevant entity for which James Shannon and Byron Gill may be considered control persons.